Exhibit 99.1

Seanergy Maritime Update on Common Share Purchases by CEO and Management

April 3, 2023 - Glyfada, Greece - Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) (NASDAQ: SHIP) announced today that its Chairman and CEO, Stamatis Tsantanis, has purchased 100,000 shares at an average price of $5.32, or approximately $532,000 worth of SHIP common stock, in the open market. In addition, the Company’s CFO, Stavros Gyftakis, has purchased 18,510 shares at an average price of $5.40, or approximately $100,000 worth of SHIP common stock, in the open market.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“Within two weeks after the announcement of our year-end results and my intention to purchase Seanergy shares in the open market, I have exceeded 50% of the targeted amount. This reflects our ongoing confidence in the Company and its ability to increase long-term shareholder value. Such confidence is further attested by the fact that I have never sold any of my SHIP common shares.

“With Capesize fleet growth at historically low levels and with demand for dry bulk commodities rebounding gradually, we believe there is a massive opportunity in front of us.

“We consider Seanergy to be very well positioned to benefit from the widely anticipated rebound in the sector and we remain laser-focused on returning capital to our shareholders while continuing to grow the Company in a sustainable manner.”

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the U.S. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company's operating fleet consists of 16 Capesize vessels with an average age of approximately 12.14 years and aggregate cargo carrying capacity of approximately 2,846,965 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com